UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

301610101

(CUSIP Number)

Kate Inman
4400 Biscayne Blvd.
Suite 1180
Miami, FL 33137
(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Jane Hsiao, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	24,134,111 shares*
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	24,134,111 shares*
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,134,111 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON IN

*Includes vested warrants to purchase 2,936,580 Shares of Common Stock and vested options to acquire 162,500 shares of Common Stock.

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,000,000 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	1,000,000 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,000,000 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	1,000,000 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Hsu Gamma Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,354,800 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	2,354,800 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,800 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 301610101

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008 (the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”) and The Chiin Hsiung Hsiao Family Trust B (“Trust B”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons and filed as (Exhibit 1 to this Amendment.)

Item 2.	Identity and Background

Item 2 is deleted in its entirety and replaced with the following text:

This Schedule 13D is being filed jointly by Jane Hsiao, Ph.D., an individual residing in the State of Florida (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A, a trust formed under the laws of the State of Florida (“Trust A”), The Chiin Hsiung Hsiao Family Trust B, a trust formed under the laws of the State of Florida (“Trust B”) and Hsu Gamma Investment, L.P., a limited partnership formed under the laws of the State of Florida (“Hsu Gamma”). Dr. Hsiao, Trust A, Trust B and Hsu Gamma are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.

Dr. Hsiao is a United States citizen whose principal occupation is Chief Technical Officer of the Issuer. Trust A, Trust B and Hsu Gamma are entities formed for the purpose of making and holding investments. Dr. Hsiao serves as the sole trustee for each of Trust A and Trust B, and she serves as general partner of Hsu Gamma. Trust A and Trust B are the sole limited partners of Hsu Gamma.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

Hsu Gamma Trust acquired or will acquire 2,354,800 Shares of Common Stock, for investment purposes in a series of transactions from February 14, 2008 to August 8, 2008 at prices ranging from $1.11 to $1.35 per share for an aggregate of $2,694,515, including without limitation (i) 1,801,800 Shares of Common Stock to be acquired in a private placement from the Issuer; (ii) 500,000 Shares of Common Stock in a private transaction with V-Sciences Investments Pte Ltd (“V-Sciences”); and (iii) 33,000 shares of Common Stock in a private transaction with Clinical Research Group, Inc. (“CRG”). Dr. Hsiao’s personal funds and assets of Trust A and Trust B were used to acquire the Shares of Common Stock in all transactions from February 14, 2008 to August 8, 2008.

CUSIP No. 301610101

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Hsu Gamma acquired or will acquire 2,354,800 Shares of Common Stock, for investment purposes in a series of transactions from February 14, 2008 to August 8, 2008.

The 2,354,800 shares acquired or to be acquired by Hsu Gamma include shares in a private placement transaction (the “Private Transaction”) on August 8, 2008 pursuant to which Hsu Gamma agreed to acquire 1,801,800 shares (the “Shares”) of Common Stock pursuant to a stock purchase agreement (“Third Stock Purchase Agreement”) from the Issuer for an aggregate purchase price of $1,999,998.00, or $1.11 per share. The Private Transaction is scheduled to close approximately twenty days following the date the Issuer mails to stockholders an Information Statement relating to the approval of the Private Transaction. The Shares to be issued in connection with the Private Transaction will be offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for “transactions by an issuer not involving a public offering” and 506 of Regulation D of the Securities Act.

The Third Stock Purchase agreement includes a lock-up provision in which Hsu Gamma agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until two years following the issuance of the Shares without the prior written consent of the Issuer.

The 2,354,800 shares acquired by Hsu Gamma also include 500,000 shares of Common Stock acquired from V-Sciences, pursuant to a stock purchase agreement (the “V-Sciences Agreement”), dated April 30, 2008, in which Hsu Gamma agreed to acquire 500,000 of the shares of outstanding stock of the Issuer for $1.25 per share. This transaction closed and the shares were acquired on May 8, 2008.

The 2,354,800 shares acquired by Hsu Gamma also include 33,000 shares of Common Stock acquired from CRG pursuant to a stock purchase agreement dated July 2, 2008 (the “CRG Agreement”), in which Hsu Gamma agreed to acquire 33,000 of the shares of outstanding stock of the Issuer for $1.35 per share. The transaction closed and the shares were acquired on July 2, 2008.

In the last 60 days, Hsu Gamma acquired 20,000 shares of Common Stock on the open market at prices ranging from $1.24 to $1.25.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Dr. Hsiao may be deemed to beneficially own 24,134,111 Shares of Common Stock which consist of (i) 1,000,000 Shares of Common Stock held by Trust A, (ii) 1,000,000 Shares of Common Stock held by Trust B, (iii) 2,354,800 Shares of Common Stock held by Hsu Gamma and (iii) 19,779,311 Shares of Common Stock beneficially owned by her individually. The 19,779,311 Shares of Common Stock held by Dr. Hsiao individually include vested warrants to purchase 2,936,580 Shares of Common Stock and vested options to acquire 162,500 Shares of Common Stock. The 24,134,111 Shares of Common Stock beneficially owned by Dr. Hsiao constitute 12.0 % of the Issuer’s outstanding Shares of Common Stock, based upon 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 and giving effect to the issuance of 13,513,514 shares and calculated in accordance with Rule 13d-3.

CUSIP No. 301610101

Trust A beneficially owns 1,000,000 Shares of Common Stock which constitute 0.5% of the Issuer’s outstanding Shares of Common Stock, based on 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 and giving effect to the issuance of 13,513,514 shares and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust A and holds sole voting and dispositive power with respect to the 1,000,000 Shares of Common Stock held by Trust A.

Trust B beneficially owns 1,000,000 Shares of Common Stock which constitute 0.5% of the Issuer’s outstanding Shares of Common Stock, based on 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 and giving effect to the issuance of 13,513,514 shares and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and dispositive power with respect to the 1,000,000 Shares of Common Stock held by Trust B.

Hsu Gamma beneficially owns 2,354,800 Shares of Common Stock, which constitute 1.2% of the Issuer’s outstanding Shares of Common Stock, based on 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 and giving effect to the issuance of 13,513,514 shares and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 2,354,800 Shares of Common Stock held by Hsu Gamma.

Dr. Hsiao is a member of The Frost Group, LLC, which holds 15,490,546 Shares of Common Stock and vested warrants to purchase 4,796,158 Shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the Shares of Common Stock and warrants held by The Frost Group, LLC.

For information regarding transactions effected during the past 60 days, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety and replaced with the following text:

See Item 4 regarding the Stock Purchase Agreement, Second Stock Purchase Agreement, the Psilos Securities Purchase Agreement, the Third Stock Purchase Agreement, the V-Sciences Agreement, and the CRG Agreement.

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

CUSIP No. 301610101

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by replacing Exhibit 1 and adding Exhibit 2 through 4 as follows:

Exhibit 1 Joint Filing Agreement, dated as of August 19, 2008 by and among the Reporting Persons.

Exhibit 2 Stock Purchase Agreement, dated as of August 8, 2008, by and between the Company and the Investors named therein.

Exhibit 3 Stock Purchase Agreement, dated as of April 30, 2008, by and between the parties named therein.

Exhibit 4 Stock Purchase Agreement, dated as of July 2, 2008 by and between the parties named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2008	/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

August 19, 2008	The Chiin Hsiung Hsiao Family Trust A /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

August 19, 2008	The Chiin Hsiung Hsiao Family Trust B /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

August 19, 2008	Hsu Gamma Investment, L.P. /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as General Partner

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of OPKO Health, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

August 19, 2008	/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

August 19, 2008	The Chiin Hsiung Hsiao Family Trust A /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

August 19, 2008	The Chiin Hsiung Hsiao Family Trust B /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

August 19, 2008	Hsu Gamma Investment, L.P. /s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as General Partner